UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-36187

EVOGENE LTD.
  (Translation of Registrant’s Name into English)

13 Gad Feinstein Street, Park Rehovot, Rehovot 7638517, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Changes in Management

Evogene Ltd., or the Company, reports changes in its management.

Mr. Yaron Eldad, the Company’s Chief Financial Officer, notified his resignation from his position effective as of Mach 31, 2026. The resignation of Mr. Eldad was due to personal reasons and was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Ms. Polina Ravzin, the Company’s VP Finance, will continue in such position and will also assume the responsibilities of the CFO. Ms. Ravzin has served as the Company’s VP Finance from 2022. Prior to joining the Company, Ms. Ravzin served as controller and assistant to the CFO at DSIT Solutions Ltd. and Acorn Energy Inc. (NASDAQ/OTCQB: ACFN).

Evogene expresses its gratitude to Mr. Eldad for his contributions during his tenure and wishes Ms. Ravzin success with her new responsibilities.

This Form 6-K is incorporated by reference into the registration statements on Form F-3 (Securities and Exchange Commission (“SEC”) File No. 333-277565), and Form S-8 (SEC File Nos. 333-259215, 333-193788, 333-201443, 333-203856, 333-286197 and 333-286197) of Evogene, and will be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 15, 2026	EVOGENE LTD. (Registrant) By: /s/ Yaron Eldad Yaron Eldad Chief Financial Officer